UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  April 21, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

April 3, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR INTERSECTS 5.80 METERS OF 1.16% COPPER AT THE GLACIER CREEK TARGET AT CONTACT LAKE, NT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange, (ASX) on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD) is pleased to report that the Company has received the assay results from the summer/fall six hole drill program at the Glacier Creek IOCG and uranium target. The Glacier Creek drill program was designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The Glacier Creek IOCG and uranium target is located on the Company’s Glacier Lake property situated 2 km east of Port Radium.

The Company has intersected 5.80 meters of 1.16% copper in drill hole GC-07-02 at the Glacier Creek zone at Contact Lake in Canada’s Northwest Territories.  Drill hole number GC-07-01 intercepted 6.0 meters of 0.39% copper.

The Company believes that the results of the drill holes from the Glacier Creek target and the drill holes from the Echo Bay Program confirm the extensive nature of hydrothermal alteration and mineralization in the Port Radium-Echo Bay-Contact Lake poly-metallic belt. All drill cores from the Glacier Creek target were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. (“ACME”) in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Highlights from mineralized down-hole intervals  reporting:

GC-07-01 Intersected:

•

6.0 meters of 0.39% copper

GC-07-02 Intersected:

•

5.80 meters of 1.16% copper including 1.04 meters of 2.99% copper and 8 g/ton silver and another 1.0 meter of 1.48% copper and 4.3 g/ton silver

•

2.40 meters of 0.61% copper

•

2.60 meters of 0.33% copper

•

3.75 meters of 0.31% copper

GC-07-06 Intersected:

•

1.50 meters of 46.2 g/ton silver

The Contact Lake & Eldorado district is being targeted by the Company for silver and uranium and poly-metallic exploration. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. Additional drill results are pending and will be released when the Company receives them.

The accompanying table gives a summary of drilling highlights and assay results returned from drill holes reporting from the Glacier Creek target at Contact Lake, NT.

 DRILL SUMMARY

				Copper	Zinc	Vanadium
	From	To	Interval	Cu	Zn	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)
GC-07-01	17	19	2	0.17	0.025	0.04
	81.5	87.5	6	0.39	0.012	0.05
	129	130.6	1.6	0.28	0.018	0.13

				Copper	Zinc	Silver	Gold
	From	To	Interval	Cu	Zn	Ag	Au
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(g/ton)
GC-07-02	2.4	5	2.6	0.33	0.02	0.5	0.5
	27	32.8	5.8	1.16	0.02	3.1	1.2
	27	28	1	1.48	0.02	4.3	0.6
	30.39	31.43	1.04	2.99	0.02	8	5.3
	51.75	55.5	3.75	0.31	0.02	1.1	<0.1
	58.5	60	1.5	0.12	0.01	0.1	<0.1
	69	76.5	7.5	0.02	0.14	0.3	<0.1
	123.6	126	2.4	0.61	0.01	0.4	<0.1

				Copper	Zinc	Nickel	Cobalt	Uranium	Vanadium
	From	To	Interval	Cu	Zn	Ni	Co	U3O8	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(%)	(%)
GC-07-03	26.5	34.1	7.6	0.18	0.01	0.01	0.01	-	0.031
	15.26	18	2.74	0.12	0.01	0.02	0.02	-	0.037
	22.63	23.54	0.91	0.2	0.01	0	0.01	-	0.032
	73.5	79.5	6	0.13	0.02	0	0	0.002	0.024
	73.5	75	1.5	0.16	0.02	0.01	0.01	0.005	0.03

				Copper	Gold
	From	To	Interval	Cu	Au
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)
GC-07-04	114	115.5	1.5	0.1	9.7
	171.5	173	1.5	0.12	1.3
	195.5	197	1.5	0.1	0.3
	200	201.47	1.47	0.13	0.2

				Copper	Zinc
	From	To	Interval	Cu	Zn
Drill Hole			(m)	(%)	(%)
GC-07-05	9	10.5	1.5	0.11	0.01
	34	35.5	1.5	0.18	0.01
	42.4	44	1.6	0.12	0.02
	48.5	50	1.5	0.24	0.02
	71.22	79.5	8.28	0.01	0.1
	132.25	138	5.75	0	0.12
	154.5	156	1.5	0.14	0.08

				Copper	Zinc	Silver
	From	To	Interval	Cu	Zn	Ag
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)
GC-07-06	8	9.5	1.5	0.02	0.1	0.8
	22.5	25.5	3	0.1	0.18	2.6
	24	25.5	1.5	0.18	0.19	3.9
	25.5	27	1.5	0.01	0.04	46.2
	59.5	61	1.5	0.01	0.15	0.3
	69	77	8	0.01	0.11	0.7
	70.5	72	1.5	0.02	0.18	0.9

Metal values as at today’s market price. Gold $897.90 US per ounce, Copper $3.91 US per pound, Silver $17.18 US per ounce, Cobalt $52.25 US per pound, Zinc $1.05 US per pound, Lead $1.29 US per pound, Nickel $12.99 US per pound and Uranium $71.00 US per pound as of April 2, 2008.

Note: True thickness is unknown.

All 6 holes at Glacier Creek have 135 degree azimuth and 45 degree inclination. GC-07-01, GC-07-02 and GC-07-03 were drilled in a NE-SW trending row with 55 meters distance between GC-07-01 and GC-07-02, and 70 meters distance between GC-07-02 and GC-07-03. Drill holes GC-07-04 and GC-07-05 were drilled in a row, 180 meters away and parallel to the above row with 200 meters distance between two holes. Drill hole GC-07-06 was drilled 665 meters NW of the GC-07-05.

The Company has now reported the results on 50 holes of its 72 hole drill program for 2007. The Company is currently awaiting results on a further 22 holes as well as additional assays from its regional sampling program.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027 acres in size.  The Eldorado & Contact IOCG + uranium project areas include past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company’s land ownership package. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 or in Quebec, Mario Drolet at MI3 Communications at: (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland,  President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.